Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Apex Systems, LLC, a Virginia limited liability company
CyberCoders, Inc., a California corporation
Creative Circle, LLC, a Delaware limited liability company
Lab Support, LLC, a Delaware limited liability company
On Assignment Staffing Services, LLC, a Delaware limited liability company
Oxford Global Resources, LLC, a Delaware limited liability company
Other subsidiaries of the Registrant are omitted from this exhibit pursuant to Regulation S-K 601(b)(21)(ii)